Exhibit 99.1

VisEra Holding Company and Subsidiary

Consolidated Financial Statements for the

Years Ended December 31, 2013, 2012 and 2011 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and the Shareholders

VisEra Holding Company and Subsidiary

We have audited the accompanying consolidated financial statements of VisEra Holding Company and its subsidiary (the “Company”), which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2013, 2012 and 2011, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the Republic of China; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence that we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VisEra Holding Company and its subsidiary as of December 31, 2013 and 2012, and the consolidated results of their operations and their consolidated cash flows for the years December 31, 2013, 2012 and 2011 in conformity with accounting principles generally accepted in the Republic of China.

Emphasis-of-Matter

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America.  The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2013 and the determination of shareholders’ equity and financial position as of December 31, 2013, 2012 and 2011, to the extent summarized in Note 18 to the consolidated financial statements.

/s/ Deloitte & Touche

Taipei, Taiwan

The Republic of China

June 25, 2014

VISERA HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2013 AND 2012

(In Thousands of U.S. Dollars, Except Par Value)

	2013		2012
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash (Note 4)	$153,773	51	$95,511	33
Financial assets at fair value through profit or loss (Notes 2 and 5)	6	—	—	—
Notes and accounts receivable (Note 3)	302	—	304	—
Receivables from related parties (Notes 3 and 14)	17,099	6	31,262	11
Allowance for sales returns and discounts (Note 2)	(10,032)	(3)	(4,254)	(1)
Other receivables (Notes 3, 8 and 14)	11,463	4	24,035	8
Inventories (Notes 2 and 6)	2,896	1	2,372	1
Deferred income tax assets (Notes 2 and 12)	1,912	1	1,392	—
Prepaid expenses and other current assets	457	—	435	—

Total current assets	177,876	60	151,057	52

LONG-TERM INVESTMENTS
Financial assets carried at cost (Notes 2 and 7)	16,335	5	16,335	5

PROPERTIES, NET (Notes 2, 8 and 14)	102,962	34	113,493	39

OTHER ASSETS
Assets leased to others (Notes 2 and 9)	—	—	8,851	3
Deferred charges, net (Note 2)	273	—	561	—
Deferred income tax assets (Notes 2 and 12)	485	—	1,394	1
Refundable deposits and others (Note 15)	721	1	478	—

Total other assets	1,479	1	11,284	4

TOTAL	$298,652	100	$292,169	100

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	$64	—	$124	—
Accounts payable	4,686	2	7,435	3
Income tax payable (Notes 2 and 12)	7,913	3	14,965	5
Accrued profit sharing to employees and bonus to directors	6,287	2	9,729	3
Payables to equipment suppliers	1,452	—	6,091	2
Accrued expenses and other current liabilities (Notes 2, 11 and 14)	11,865	4	12,526	4

Total current liabilities	32,267	11	50,870	17

OTHER LIABILITIES
Guarantee deposits	36	—	46	—

Total liabilities	32,303	11	50,916	17

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock - $1 par value; authorized 120,000 thousand shares, and 87,500 thousand shares issued and outstanding	87,500	30	87,500	30
Capital surplus	21,160	7	21,160	7
Retained earnings	117,115	39	86,013	30
Cumulative translation adjustments (Note 2)	12,720	4	18,067	6

Total equity attributable to shareholders of the parent	238,495	80	212,740	73

MINORITY INTERESTS IN SUBSIDIARY (Note 2)	27,854	9	28,513	10

Total shareholders’ equity	266,349	89	241,253	83

TOTAL	$298,652	100	$292,169	100

The accompanying notes are an integral part of the consolidated financial statements.

VISERA HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2013, 2012 and 2011

(In Thousands of U.S. Dollars)

	2013		2012		2011
	Amount	%	Amount	%	Amount	%

NET SALES (Notes 2 and 14)	$142,108	100	$146,996	100	$138,717	100

COST OF GOODS SOLD (Notes 6, 13 and 14)	94,124	66	95,230	65	92,951	67

GROSS PROFIT	47,984	34	51,766	35	45,766	33

OPERATING EXPENSES (Notes 13 and 14)	10,530	7	10,669	7	11,550	8

INCOME FROM OPERATIONS	37,454	27	41,097	28	34,216	25

NON-OPERATING INCOME AND GAINS
Gain on disposal of property and other assets (Notes 2 and 8)	2,097	1	—	—	6,371	4
Interest income (Note 17)	1,050	1	792	—	449	—
Foreign exchange gain, net (Note 2)	1,003	1	67	—	64	—
Rental income (Notes 9 and 14)	979	1	3,032	2	1,333	1
Dividend income	125	—	74	—	1,216	1
Income from the transfer of intellectual property (Notes 8 and 14)	—	—	—	—	20,409	15
Others (Note 14)	626	—	974	1	296	—

Total non-operating income	5,880	4	4,939	3	30,138	21

NON-OPERATING EXPENSES AND LOSSES
Expenses related to assets leased to others	977	1	2,513	2	493	—
Valuation loss on financial instruments, net (Notes 2 and 5)	856	1	218	—	184	—
Loss on disposal of property (Note 2)	507	—	—	—	—	—
Depreciation expenses related to assets leased to others (Note 2)	188	—	1,127	1	202	—
Impairment loss (Notes 2 and 8)	—	—	—	—	3,639	3
Others (Note 17)	32	—	19	—	55	—

Total non-operating expenses	2,560	2	3,877	3	4,573	3

INCOME BEFORE INCOME TAX	40,774	29	42,159	28	59,781	43

INCOME TAX EXPENSE (Notes 2 and 12)	5,069	4	7,818	5	12,956	9

NET INCOME	$35,705	25	$34,341	23	$46,825	34

ATTRIBUTABLE TO:
Shareholders of the parent	$31,102	22	$30,092	20	$41,415	30
Minority interests	4,603	3	4,249	3	5,410	4

	$35,705	25	$34,341	23	$46,825	34

The accompanying notes are an integral part of the consolidated financial statements.

VISERA HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2013, 2012 and 2011

(In Thousands of U.S. Dollars)

	Equity Attributable to Shareholders of the Parent
	Capital Stock		Capital Surplus			Cumulative		Minority	Total
	Shares		Additional		Retained	Translation		Interests in	Shareholders’
	(In Thousands)	Amount	Paid-in Capital	Others	Earnings	Adjustments	Total	Subsidiary	Equity

BALANCE, JANUARY 1, 2011	87,500	$87,500	$20,790	$231	$42,506	$11,861	$162,888	$18,685	$181,573

Net income for 2011	—	—	—	—	41,415	—	41,415	5,410	46,825

Adjustment arising from changes of ownership percentage in subsidiary	—	—	—	(40)	—	—	(40)	40	—

Increase in minority interests	—	—	—	—	—	—	—	229	229

Translation adjustments	—	—	—	—	—	(191)	(191)	(53)	(244)

BALANCE, JANUARY 1, 2012	87,500	87,500	20,790	191	83,921	11,670	204,072	24,311	228,383

Net income for 2012	—	—	—	—	30,092	—	30,092	4,249	34,341

Appropriations of prior years’ earnings Cash dividends	—	—	—	—	(28,000)	—	(28,000)	—	(28,000)

Adjustment arising from changes of ownership percentage in subsidiary	—	—	—	179	—	—	179	(179)	—

Decrease in minority interests	—	—	—	—	—	—	—	(1,029)	(1,029)

Translation adjustments	—	—	—	—	—	6,397	6,397	1,161	7,558

BALANCE, DECEMBER 31, 2012	87,500	87,500	20,790	370	86,013	18,067	212,740	28,513	241,253

Net income for 2013	—	—	—	—	31,102	—	31,102	4,603	35,705

Decrease in minority interests	—	—	—	—	—	—	—	(4,457)	(4,457)

Translation adjustments	—	—	—	—	—	(5,347)	(5,347)	(805)	(6,152)

BALANCE, DECEMBER 31, 2013	87,500	$87,500	$20,790	$370	$117,115	$12,720	$238,495	$27,854	$266,349

The accompanying notes are an integral part of the consolidated financial statements.

VISERA HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2013, 2012 and 2011

(In Thousands of U.S. Dollars)

	2013	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$31,102	$30,092	$41,415
Net income attributable to minority interests	4,603	4,249	5,410
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,615	23,026	25,054
Depreciation of assets leased to others	188	1,127	202
(Reversal of impairment loss)/impairment loss on property	(8)	—	3,639
Valuation (gain) loss on financial instruments, net	(66)	119	(220)
Gain on disposal of property and other assets, net	(1,590)	—	(6,371)
Deferred income taxes	389	(593)	1,338
Changes in operating assets and liabilities
Decrease (increase) in:
Notes and accounts receivable	86	7	163
Receivables from related parties	19,857	(15,766)	3,848
Other receivables	12,572	(6,807)	(16,950)
Inventories	(524)	(1,533)	2,405
Prepaid expenses and other current assets	(22)	(186)	(40)
Increase (decrease) in:
Accounts payable	(2,749)	4,780	(1,463)
Income tax payable	(7,052)	2,737	9,063
Accrued profit sharing to employees and bonus to directors	(3,442)	5,064	2,637
Accrued expenses and other current liabilities	(661)	3,913	1,036

Net cash provided by operating activities	78,298	50,229	71,166

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of properties	(13,984)	(36,556)	(33,534)
Acquisition of assets leased to others	—	(18)	—
Increase in deferred charges	(11)	(253)	(493)
Proceeds from disposal of property and other assets	1,626	—	23,594
(Increase) decrease in refundable deposits and others	(243)	51	110

Net cash used in investing activities	(12,612)	(36,776)	(10,323)

(Continued)

VISERA HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2013, 2012 and 2011

(In Thousands of U.S. Dollars)

	2013	2012	2011

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$—	$(28,000)	$—
(Decrease) increase in guarantee deposits received	(10)	(10)	8
Decrease in minority interests	(4,457)	(3,369)	(794)

Net cash used in financing activities	(4,467)	(31,379)	(786)

NET INCREASE (DECREASE) IN CASH	61,219	(17,926)	60,057

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(2,957)	5,370	337

CASH BEGINNING OF YEAR	95,511	108,067	47,673

CASH END OF YEAR	$153,773	$95,511	$108,067

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$1	$—	$—
Cash paid for income tax	$11,345	$6,364	$2,067

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Cash paid for acquisition of properties
Total acquisition	$9,345	$30,199	$40,936
Decrease (increase) in payables to equipment suppliers	4,639	6,357	(7,402)

	$13,984	$36,556	$33,534

NONCASH FINANCING ACTIVITIES
Profit sharing to employees issued in stock	$—	$2,340	$1,023

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

VISERA HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2013, 2012 and 2011

(In Thousands of U.S. Dollars, Unless Specified Otherwise)

1.            GENERAL

VisEra Holding Company (VisEra Holding) was incorporated on March 31, 2005 in the Cayman Islands, and is engaged in investing in companies involved in the design, manufacture, and other related business in the semiconductor industry.

As of December 31, 2013 and 2012, VisEra Holding and its subsidiary had 814 and 819 employees, respectively.

2.            SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with the accounting principles generally accepted in the Republic of China (R.O.C.).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of VisEra Holding and VisEra Technology Company, Ltd. (VisEra Technology), a direct investee of VisEra Holding.  As of December 31, 2013 and 2012, VisEra Holding owns 86.94% of VisEra Technology’s common shares.  All intercompany balances and transactions are eliminated upon consolidation.

VisEra Technology is located in the R.O.C., and mainly engaged in manufacturing electronic spare parts and in researching and developing, designing, manufacturing and selling of color filter.

Minority interests in subsidiary, VisEra Technology, are presented under minority interests in subsidiary in the consolidated financial statements.

VisEra Holding and VisEra Technology are hereinafter referred to collectively as the “Company.”

Use of Estimates

The preparation of consolidated financial statements in conformity with the aforementioned principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain.  The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are those held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date.  Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date.  Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Financial Assets and Liabilities at Fair Value through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred.  At each balance sheet date, the derivatives are remeasured at fair value, with changes in fair value recognized directly in profit or loss in the year in which they arise.  A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If the fair value of the derivative is positive, the derivative is recognized as a financial asset; otherwise, the derivative is recognized as a financial liability.

Revenue Recognition

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectability is reasonably assured.  Provisions for estimated sales returns and other allowances are recorded in the year the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using the fair market value taking into account related sales discounts agreed by the Company and its customers.  Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash to be received.

Inventories

Inventories consist of raw materials, work-in-process and finished goods and are stated at the lower of cost or net realizable value.  Inventory write-downs are made item by item, except where it may be appropriate to group similar or related items.  Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.  Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Financial Assets Carried at Cost

Investments in equity instruments for which the Company does not exercise significant influence and with quoted prices in an inactive market and with fair values that cannot be reliably measured, such as non-publicly traded stocks and stocks traded in the Emerging Stock Market, are measured at their original cost.  An impairment loss is recognized when there is objective evidence that the asset is impaired.  A subsequent reversal of this impairment loss is disallowed.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment.  Stock dividends are recorded as an increase in the number of shares held and do not affect investment income.  The cost per share is recalculated based on the new total number of shares.

Properties and Assets Leased to Others

Properties and assets leased to others are stated at cost less accumulated depreciation and impairment.  Major additions, renewals, betterments are capitalized, while maintenance and repairs are expensed in the year incurred.

Depreciation is calculated using the straight-line method over estimated service lives, which are initially estimated as follows:  buildings - 5 to 20 years; machinery and equipment - 3 to 5 years; office equipment - 3 to 5 years; transportation equipment - 5 years; other equipment - 3 years; and assets leased to others - 20 years.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss.  If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain.  However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss was recognized.

Deferred Charges

Deferred charges consist of certain intangibles and other assets including technology license fees and computer software.  These charges are amortized as follows:  technology license fees - 5 years and computer software - 3 years.  When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss.  If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain.  However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss was recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts.

Income Tax

The Company uses the inter-period tax allocation method for income tax.  Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits.  Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized.  A deferred tax asset or liability is classified as current or noncurrent according to the classification of the related asset or liability for financial reporting.  If a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from research and development expenditures are recognized using the flow-through method.

Adjustments to prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income tax of 10% on unappropriated earnings of VisEra Technology is accrued in the year the earnings were generated and adjusted to the amount not appropriated by shareholders in the following year.

Share-based Payment Transaction

The share-based payment plan of the Company is cash-settled share-based payment plan.  The services acquired and the liability incurred are measured at the fair value of the liability and the compensation cost is expensed on a straight-line basis over the vesting period in which the employees render service.  Until the liability is settled, the Company remeasures the fair value of the liability at the end of each balance sheet date and at the date of settlement with any changes in fair value recognized in profit or loss for the year by applying an option pricing model.

Foreign-currency Transactions

Foreign currency transactions other than derivative contracts are recorded in U.S. dollars at the rates of exchange in effect when the transactions occur.  Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in current income.  At the end of the year, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rates with the resulting gains or losses recognized in current income.

Translation of Foreign-currency Financial Statements

The financial statements of foreign subsidiary are translated into U.S. dollars at the following exchange rates:  Assets and liabilities - current rates at year-end; shareholders’ equity - historical rates; income and expenses - average rates during the year.  The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

3.            EFFECTS OF CHANGES IN ACCOUNTING PRINCIPLES

On January 1, 2011, the Company prospectively adopted the newly revised Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments:  Recognition and Measurement” issued by Accounting Research and Development Foundation (ARDF) in the R.O.C.  The main revisions include (1) finance lease receivables are now covered by SFAS No. 34; (2) the scope of the applicability of SFAS No. 34 to insurance contracts is amended; (3) loans and receivables originated by the Company are now covered by SFAS No. 34; (4) additional guidelines on impairment testing of financial assets carried at amortized cost when the debtor has financial difficulties and the terms of obligations have been modified; and (5) accounting treatment by a debtor for modifications in the terms of obligations.  This accounting change did not have a significant effect on the Company’s financial statements as of and for the year ended December 31, 2011.

4.            CASH

	December 31
	2013	2012

Time deposits	$152,925	$94,689
Cash and deposits in bank	848	822

	$153,773	$95,511

5.            FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2013	2012

Trading financial assets

Forward exchange contracts	$6	$—

Trading financial liabilities

Forward exchange contracts	$64	$124

The Company entered into derivative contracts for the years ended December 31, 2013, 2012 and 2011 to manage exposures due to exchange rate and interest rate fluctuations.

Outstanding forward exchange contract as of December 31, 2013 and 2012 was as follows:

Contract Amount
	Currency	Maturity Date	(In Thousands)

December 31, 2013

Buy	NT$/US$	January 24, 2014	NT$657,007/US$22,000

December 31, 2012

Buy	NT$/US$	February 8, 2013	NT$1,263,729/US$43,500

For the years ended December 31, 2013, 2012 and 2011, net losses on derivative financial instruments were $856 thousand, $218 thousand and $184 thousand, respectively.

6.            INVENTORIES

	December 31
	2013	2012

Finished goods	$36	$85
Work in process	1,986	755
Raw materials	874	1,532

	$2,896	$2,372

As of December 31, 2013 and 2012, the allowance for inventory devaluation was $1,673 thousand and $4,168 thousand, respectively.

The cost of inventories recognized as cost of goods sold for the years ended December 31, 2013, 2012 and 2011 was $94,124 thousand, $95,230 thousand and $92,951 thousand, respectively.  The cost of goods sold for the years ended December 31, 2013, 2012 and 2011 included $457 thousand, $572 thousand and $314 thousand loss on write-downs of inventories, respectively.  The reserve for inventories write-downs in the amount of $2,859 thousand, $516 thousand and $2,319 thousand was relieved from the cost of goods sold for the years ended December 31, 2013, 2012 and 2011, respectively, when the related inventory items were scrapped or sold.

7.            FINANCIAL ASSETS CARRIED AT COST - NONCURRENT

	December 31
	2013	2012

Emerging market stocks	$16,335	$16,335

The above equity investments, which had quoted prices in an inactive market and of which fair values could not be reliably measured, were carried at cost.

8.            PROPERTIES, NET

	December 31
	2013	2012

Machinery and equipment	$165,021	$163,262
Buildings	75,584	63,021
Office equipment	3,441	3,379
Transportation equipment	60	60
Other equipment	458	474
Construction in progress	1,585	4,775
	246,149	234,971
Accumulated depreciation and impairment	(143,187)	(121,478)

	$102,962	$113,493

In June 2011, the sale and transfer agreement of intellectual property and equipment for wafer-level lens was entered into by and between the Company and Omnivision International Holding Ltd. (Omnivision) and Omnivision Semiconductor (Shanghai), Co., Ltd. (Omnivision Semiconductor).  The transfer of intellectual property, equipment and certain key employees was completed by the end of December 2011.  The net gain on disposal of equipment and income from the transfer of intellectual property for the year ended December 31, 2011 was $6,128 thousand and $20,409 thousand, respectively.  As of December 31, 2013, the receivables of the sales consideration (net of a discount) amounted to $8,147 thousand are recorded in “Other receivables”. In April 2014, a settlement memorandum of the above agreement was entered into by and between the Company and Omnivision because the technological commercial landscape changed and certain deliverables are replaced by more advanced products and no longer commercially feasible in 2014. Hence, the Company agreed to provide a discount amounted to $4,500 thousand to Omnivision.

The Company recognized an impairment loss of $3,639 thousand in the year ended December 31, 2011 because of the downturn of LED market, which caused a decrease in estimated cash inflows from the use of the related machinery and resulted in the recoverable amount of the machinery being lower than its carrying amount.

In January 2013, the sale and transfer agreement of intellectual property and equipment for LED production line was entered into by and between the Company and C-ONE Technology Corporation(C-ONE).  Thereafter, C-ONE transferred the right and the obligation in connection with the above agreement to SemiLEDs Optoelectronics Co., Ltd (SemiLEDs).  Meanwhile, the transfer agreement was entered into by and between the Company, C-ONE and SemiLEDs, and the transfer of intellectual property and equipment had been completed in October, 2013.  The total sales consideration was $2,021 thousand, and the net gain on disposal of equipment and income from transfer of intellectual property for the year ended December 31, 2013 was $1,597 thousand and $395 thousand, respectively.  At December 31, 2013, the sales consideration has been received.

9.            ASSETS LEASED TO OTHERS

The Company had an operating lease agreement for part of a plant, equipment and related facilities located in Hsinchu Science Park to lease to Taiwan Omnivision Optoelectronics Technologies Company Limited (Omnivision Optoelectronics). The lease period was November 1, 2011 to October 31, 2013. Thereafter, the lease agreement was terminated in June 2013.

The Company also entered into an operating lease agreement for part of a plant, equipment and related facilities located in Hsinchu Science Park to Xintec Inc. (Xintec).  The leased period was March 1, 2008 to June 30, 2011 with monthly payment of $126 thousand.

10.         PENSION PLANS

The pension plan under the Labor Pension Act (the “LPA”) is a defined contribution plan.  Based on the LPA, the Company makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.  Such pension costs were $989 thousand, $919 thousand and $1,000 thousand for the years ended December 31, 2013, 2012 and 2011, respectively.

11.         SHARE-BASED PAYMENT TRANSACTION

The cash-settled share-based plan (“share-based plan”) was resolved by the Board of Directors on June 15, 2012.  The shares may be granted to qualified employees of the Company.  The aforementioned plan is valid for ten years and exercisable at certain percentages subsequent to the next date of the grant date.  The Company settles the transaction in cash.  When the qualified employees retire, die or become disabled due to occupational hazard, the shares will be fully vested immediately.

The share-based plan of Company was as follows:

2012 Share-based Plan

Grant date	2012.6.15
Grant number (share)	2,000,000
Contractual life	10 years
Vested conditions	4 years’ service
Actual turnover rates	—
Estimated future turnover rates	—
Exercise price of grant date ($/share)	$1.0

Information about the Company’s share-based plan was as follows:

		Weighted-
		average
	Number of	Exercise Price
	Shares	(US$)

Year ended December 31, 2013

Balance, beginning of year	2,000,000	$0.9

Balance, end of year	2,000,000	0.8

Exercisable balance, end of year	800,000	0.8

Year ended December 31, 2012

Balance, beginning of year	—	$—
Shares granted	2,000,000	1.0

Balance, end of year	2,000,000	0.9

Exercisable balance, end of year	400,000	0.9

The aforementioned exercise prices have been adjusted to reflect the distribution of earnings by the Company in accordance with the share-based plan.

The Company uses the Black-Scholes model to remeasure the fair value of the share-based payment transaction at the balance sheet date.  As of December 31, 2013 and 2012, the valuation assumptions were as follow:

	December 31
	2013	2012

Share price on measurement date ($/share)	$1.1	$1.0
Exercise price ($/share)	$0.8	$0.9
Expected volatility	33.62%-39.40%	42.96%-43.84%
Expected life	4.23-5.45 years	4.73-6.45 years
Expected dividend yield	—	—
Risk free interest rate	1.10%-1.31%	0.94%-1.11%

The share price on the measurement date was determined based on the income-based approach.  The expected volatility was calculated based on the historical stock prices of the comparative companies of the Company.

For the years ended December 31, 2013 and 2012, information about the Company’s shared-based plan was as follows:

	Year Ended December 31
	2013	2012

Compensation cost	$331	$365

	December 31
	2013	2012

The carrying amount of the liability of the share-based plan	$683	$365
The intrinsic value of the liability of the share-based plan	$227	$41
The weighted-average remaining contractual life	8.5 years	9.5 years

12.         INCOME TAX

a.             A reconciliation of income tax expense based on “income before income tax” at the statutory rate and income tax currently payable was as follows:

	Years Ended December 31
	2013	2012	2011

Income tax expense based on “income before income tax” at statutory rate	$17,801	$7,512	$11,205
Tax effect of the following:
Temporary and permanent differences	(251)	(483)	802
Tax-exempt income	(546)	—	—
Additional tax at 10% on unappropriated earnings	3,046	1,444	2,515
Income tax credits	(11,233)	(751)	(2,974)

Income tax currently payable	$8,817	$7,722	$11,548

b.             Income tax expense consisted of the following:

	Years Ended December 31
	2013	2012	2011

Income tax currently payable	$8,817	$7,722	$11,548
Adjustments for prior years	(4,064)	595	21
Net changes in deferred income tax assets
Temporary differences	316	117	(542)
Investment tax credits	—	—	3,674
Valuation allowance	—	(616)	(1,745)

Income tax expense	$5,069	$7,818	$12,956

Under Article 10 of the Statute for Industrial Innovation (SII) legislated and effective in May 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that year in the R.O.C.  This incentive is retroactive to January 1, 2010 and effective until December 31, 2019.

c.              Net deferred income tax assets consisted of the following:

	December 31
	2013	2012

Current deferred income tax assets
Temporary differences	$1,912	$1,392

Noncurrent deferred income tax assets
Temporary differences	$485	$1,394
Investment tax credits	3,598	14,861
Valuation allowance	(3,598)	(14,861)

	$485	$1,394

d.             For VisEra Technology, income tax returns through 2012 have been examined and cleared by the local tax authorities.

e.              As of December 31, 2013, income tax credits under R.O.C. tax laws and related regulations comprised of:

Laws and Statutes	Tax Credit Source	Total Creditable Amount	Remaining Creditable Amount	Expiry Year

Statute for Upgrading Industries	Research and development expenditures	$276	$—	2013

Statute for Upgrading	Investments in tax credit	$3,959	$—	2013
Industries		10,498	3,598	2014

		$14,457	$3,598

f.               The profit generated from the following project of the Company is exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2009	2011 to 2015

13.         LABOR COST, DEPRECIATION AND AMORTIZATION EXPENSES

	Years Ended December 31
	2013			2012			2011
	Classified as	Classified as		Classified as	Classified as		Classified as	Classified as
	Cost of	Operating		Cost of	Operating		Cost of	Operating
	Sales	Expenses	Total	Sales	Expenses	Total	Sales	Expenses	Total

Labor cost
Salary	$24,842	$6,000	$30,842	$27,771	$6,543	$34,314	$23,625	$7,055	$30,680
Labor and health insurance	1,520	410	1,930	1,478	388	1,866	1,280	365	1,645
Pension	803	186	989	719	200	919	779	221	1,000
Meals	783	111	894	703	133	836	505	94	599
Welfare benefit	103	27	130	86	29	115	79	29	108
Others	55	440	495	29	500	529	280	142	422

	$28,106	$7,174	$35,280	$30,786	$7,793	$38,579	$26,548	$7,906	$34,454

Depreciation	$25,210	$118	$25,328	$22,720	$33	$22,753	$24,417	$141	$24,558
Amortization	$234	$53	$287	$186	$87	$273	$418	$78	$496

14.         RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.             Omnivision, joint venture investor of VisEra Holding.

b.             Taiwan Semiconductor Manufacturing Company Limited (TSMC), joint venture investor of VisEra Holding.

c.              Xintec.  Prior to June 2013, Xintec was a subsidiary of TSMC.  Since June 2013, Xintec is an equity method investee of TSMC.

d.             Global UniChip Corporation (GUC).  Prior to July 2011, GUC was a subsidiary of TSMC.  Since July 2011, GUC is an equity method investee of TSMC.

e.              Vanguard International Semiconductor Corporation (Vanguard), an equity-method investee of TSMC.

f.               Omnivision Semiconductor, a subsidiary of Omnivision.

g.              Omnivision Optoelectronics, a subsidiary of Omnivision.

Transactions with the aforementioned parties, excluding those disclosed in other notes, are summarized as follows:

	2013		2012		2011
	Amount	%	Amount	%	Amount	%

For the year

Sales
Omnivision	$130,747	92	$143,251	97	$133,209	96
GUC	4,814	4	1	—	—	—
TSMC	378	—	812	1	1,020	1
Omnivision Optoelectronics	4	—	6	—	388	—
Xintec	3	—	23	—	55	—
Vanguard	—	—	7	—	117	—
Omnivision Semiconductor	—	—	—	—	5	—

	$135,946	96	$144,100	98	$134,794	97

Purchases
TSMC	$57	—	$115	—	$137	—
Omnivision	46	—	77	—	58	—
GUC	6	—	—	—	—	—
Xintec	—	—	—	—	224	1

	$109	—	$192	—	$419	1

Acquisition of properties
TSMC	$—	—	$305	1	$—	—

Disposal of properties
Omnivision Optoelectronics	$—	—	$—	—	$20,563	87
Omnivision Semiconductor	—	—	—	—	1,906	8
Omnivision	—	—	—	—	587	2
Xintec	—	—	—	—	378	1

	$—	—	$—	—	$23,434	98

Operating expenses
GUC-commission expense	$251	2	$—	—	$—	—
Omnivision	45	1	134	1	108	1
TSMC	—	—	—	—	138	1
Xintec	—	—	—	—	3	—

	$296	3	$134	1	$249	2

Rental income
Omnivision Optoelectronics	$979	100	$3,032	100	$577	43
Xintec	—	—	—	—	756	57

	$979	100	$3,032	100	$1,333	100

Income from the transfer of intellectual property
Omnivision	$—	—	$—	—	$20,409	100

Other income
Xintec-consulting and supporting service	$32	5	$29	2	$166	56

	2013		2012		2011
	Amount	%	Amount	%	Amount	%

As of December 31

Accounts receivable, net of allowance for sales returns and discounts
Omnivision	$6,467	88	$27,141	100	$10,963	96
GUC	858	12	—	—	—	—
TSMC	2	—	42	—	46	1
Omnivision Optoelectronics	—	—	1	—	395	3
Vanguard	—	—	—	—	9	—
Omnivision Semiconductor	—	—	—	—	5	—
Xintec	—	—	—	—	1	—

	$7,327	100	$27,184	100	$11,419	100

Other receivables
Omnivision	$9,009	79	$18,010	75	$16,923	98
Omnivision Optoelectronics	2,172	19	758	3	119	1
Xintec	—	—	—	—	17	—

	$11,181	98	$18,768	78	$17,059	99

Accrued expenses
TSMC	$11	—	$5	—	$24	—
Omnivision	2	—	2	—	—	—

	$13	—	$7	—	$24	—

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties.  There is no comparable transaction with the other related parties transactions of which the terms were determined in accordance with related contractual agreements.

15.         PLEDGED OR MORTGAGED ASSETS

The Company provided refundable deposits as collateral mainly for land lease agreements and customs guarantee.  As of December 31, 2013 and 2012, the aforementioned refundable deposits amounted to $470 thousand and $429 thousand, respectively.

16.         SIGNIFICANT LONG-TERM LEASES

VisEra Technology leases parcel of land from the Science Park Administration.  These operating leases will expire in 2025.

As of December 31, 2013, future lease payments were as follows:

Year	Amount

2014	$385
2015	385
2016	385
2017	385
2018	385
2019 and thereafter	2,694

$4,619

17.         FINANCIAL INSTRUMENTS

a.             Fair values of financial instruments

	December 31
	2013		2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets
Cash	$153,773	$153,773	$95,511	$95,511
Financial assets at fair value through profit or loss	6	6	—	—
Notes and accounts receivable, net	42	42	128	128
Receivables from related parties, net	7,327	7,327	27,184	27,184
Other receivables	11,463	11,463	24,035	24,035
Financial assets carried at cost	16,335	—	16,335	—

Financial liabilities
Financial liabilities at fair value through profit or loss	64	64	124	124
Accounts payable	4,686	4,686	7,435	7,435
Payables to equipment suppliers	1,452	1,452	6,091	6,091

b.             Methods and assumptions used to estimate the fair values of financial instruments were as follows:

1)            The carrying amounts of the following short-term financial instruments approximate their fair values because of their short maturities:  Cash, receivables, and payables.

2)            The fair values of those derivative instruments designed as at fair value through profit or loss are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

3)            Financial assets carried at cost have quoted prices in an inactive market and entail an unreasonably high cost to obtain verifiable fair values.  Therefore, no fair value is presented.

c.              As of December 31, 2013 and 2012, financial assets exposed to fair value interest rate risk amounted to $136,854 thousand and $94,689 thousand, respectively; financial liabilities amounted to $64 thousand and $124 thousand, respectively.  As of December 31, 2013 and 2012, financial assets exposed to cash flow interest rate risk amounted to $17,388 thousand and $1,245 thousand, respectively.

d.             As of December 31, 2013, 2012 and 2011, the interest income and interest expense associated with financial assets other than those at fair value through profit or loss were as follows:

	Years Ended December 31
	2013	2012	2011

Total interest income	$1,050	$792	$449
Total interest expense	$1	$—	$—

e.              Financial risks

1)            Market risk

The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives is expected be offset by the foreign exchange risk of these hedged items.

2)            Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts.  Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk.  The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions, business organizations, and government agencies.  Management believes that the Company’s exposure to default by those parties is low.  The amount of maximum credit risk exposure is the carrying amount of financial assets held by the Company.

3)            Liquidity risk

The Company’s operating funds are deemed sufficient to meet the cash flow demand, therefore, liquidity risk is not considered to be significant.

4)            Cash flow interest rate risk

The Company does not have long-term assets and loans related to changes of interest rates.  Thus, no cash flows will be affected by changes in market interest rates.

18.         SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the R.O.C. (R.O.C. GAAP), which differ in following respects from accounting principles generally accepted in the United States of America (U.S. GAAP):

Profit Sharing to Employees in Stocks

VisEra Technology accrues compensation expense related to profit sharing to employees, directors and supervisors during the period the earnings arise, and its Articles of Incorporation provide the profit sharing to employees may be distributed in its shares.  The number of shares is determined based on the compensation expense recorded during the period the earnings arise divided by the net asset value per share of VisEra Technology at the balance sheet date.  However, under U.S. GAAP, the amount of compensation expense shall be the product of the number of shares estimated to be issued and the fair value of the shares.  Therefore, any difference between the compensation expense recorded and the fair value of the shares distributed at the date of stock distribution gives rise to adjustments to U.S. GAAP.  There was no profit sharing granted to employees in shares during 2013 and 2012.

Valuation of Long-lived Assets

Under R.O.C. GAAP, if the recoverable amount of long-lived assets increases in a future period, the amount previously recognized as impairment will be reversed and recognized as a gain.  However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.  Under U.S. GAAP, the reversal of impairment charges is prohibited.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the FASB amended its presentation guidance on comprehensive income to improve the reporting of reclassifications out of accumulated other comprehensive income (“AOCI”). The new accounting guidance requires entities to provide information about the amounts reclassified out of AOCI by component. In addition, entities are required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, entities are required to cross-reference to other disclosures that provide additional details about those amounts.  Under R.O.C. GAAP, there is no such guidance related to AOCI disclosure. There was no amount reclassified from accumulated other comprehensive income during 2013.

The following reconciles consolidated net income and shareholders’ equity under R.O.C. GAAP as reported in the consolidated financial statements to the consolidated net income and shareholders’ equity under U.S. GAAP, giving effect to the difference listed above.

	Years Ended December 31
	2013	2012	2011

Net income

Consolidated net income based on R.O.C. GAAP	$35,705	$34,341	$46,825
Adjustments:
Valuation of long-lived assets	(8)	—	—
Profit sharing to employees	—	—	(2,484)

Consolidated net income based on U.S. GAAP	$35,697	$34,341	$44,341

Attributable to
Shareholders of the parent	$31,035	$30,092	$39,229
Noncontrolling interests	4,662	4,249	5,112

	$35,697	$34,341	$44,341

Changes in equity based on U.S. GAAP

Balance, beginning of year	$241,253	$228,383	$181,573
Net income for the year	35,697	34,341	44,341
Common shares issued as profit sharing to employees
VisEra Holding	—	—	2,186
Noncontrolling interests	—	—	298

Cash dividends to common shareholders	—	(28,000)	—
Adjustment arising from changes of ownership percentage in subsidiary
VisEra Holding	—	179	(40)
Noncontrolling interests	—	(179)	40
(Decrease) increase in noncontrolling interest	(4,457)	(1,029)	229
Translation adjustments
VisEra Holding	(5,347)	6,397	(191)
Noncontrolling interests	(805)	1,161	(53)

Balance, end of year	$266,341	$241,253	$228,383

Attributable to
Shareholders of the parent	$238,488	$212,740	$204,072
Noncontrolling interests	27,853	28,513	24,311

	$266,341	$241,253	$228,383

The Company reports comprehensive income (loss) in accordance with the guidance related to reporting comprehensive income for U.S. GAAP purposes. The guidance related to reporting comprehensive income requires that in addition to net income (loss), a company should report other comprehensive income (loss) consisting of the changes in equity of the Company during the year from transactions and other events and circumstance from nonowner sources.  It includes all changes in equity during the year except those resulting from investments by shareholders and distribution to shareholders.  The other comprehensive income for the Company includes unrealized gains and losses relating to the translation of financial statements maintained in foreign currencies. The Company should report separately for each component of other comprehensive income, current period reclassifications out of accumulated other comprehensive income and other amounts of current-period other comprehensive income.

Statements of comprehensive income for the years ended December 31, 2013, 2012 and 2011 are as follows:

	Years Ended December 31
	2013	2012	2011

Consolidated net income based on U.S. GAAP	$35,697	$34,341	$44,341
Other comprehensive (loss) income, net of tax:
Translation adjustments, net of tax expense of nil
VisEra Holding	(5,347)	6,397	(191)
Noncontrolling interests	(805)	1,161	(53)

Consolidated comprehensive income	$29,545	$41,899	$44,097

Attributable to
Shareholders of the parent	$25,686	$36,489	$39,038
Noncontrolling interests	3,859	5,410	5,059

	$29,545	$41,899	$44,097

The Company applies R.O.C. SFAS No. 17, “Statement of Cash Flows.”  Its objectives and principles are similar to those set out under U.S. GAAP.  The principal differences between the two standards relate to classification.  Changes in refundable deposits under cash flows from investing activities under R.O.C. GAAP are reclassified to operating activities under U.S. GAAP.  Changes in guarantee deposits under cash flows from financing activities under R.O.C. GAAP are reclassified to operating activities under U.S. GAAP.  Summarized cash flow data by operating, investing and financing activities in accordance with U.S. GAAP guidance related to statement of cash flows are as follows:

	Years Ended December 31
	2013	2012	2011

Net cash inflow (outflow) from:
Operating activities	$78,244	$50,201	$71,177
Investing activities	(12,568)	(36,758)	(10,326)
Financing activities	(4,457)	(31,369)	(794)
Change in cash	61,219	(17,926)	60,057
Cash at the beginning of year	95,511	108,067	47,673
Effect of exchange rate changes	(2,957)	5,370	337

Cash at the end of year	$153,773	$95,511	$108,067